UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 6, 2018

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-32244	58-1407235
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On November 6, 2018, Independence Holding Company issued a news release announcing its 2018 third-quarter and nine month results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

      (c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated November 6, 2018: Independence Holding Company Announces 94% Increase in 2018 Third-Quarter Per Share Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY
(Registrant)

By: Teresa A. Herbert   Date: November 8, 2018

/s/ Teresa A. Herbert
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: Loan Nisser
(646) 509-2107
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
94% INCREASE IN 2018 THIRD-QUARTER PER SHARE RESULTS

Stamford, Connecticut, November 6, 2018. Independence Holding Company (NYSE: IHC) today reported 2018 third-quarter and nine-month results.

Financial Results

The Company reported income before income taxes of $12,903,000 for the three months ended September 30, 2018 compared to $7,879,000 for the same period of 2017 and $31,451,000 for the nine months ended September 30, 2018 versus $19,354,000 for the same period of 2017. Net income attributable to IHC per share increased 94% to $.66 per share, diluted, or $9,935,000, for the three months ended September 30, 2018 compared to $.34 per share, diluted, or $5,229,000, for the three months ended September 30, 2017. Net income attributable to IHC per share was $1.57 per share, diluted, or $23,653,000, for the nine months ended September 30, 2018 compared to $1.50 per share, diluted, or $24,496,000, for the nine months ended September 30, 2017, but net income attributable to IHC in 2017 includes $11,589,000 of tax benefits from a worthless stock deduction recognized as a result of the winding down and dissolution of a subsidiary (which had a positive impact on income per share in 2017 of $.71 per share, diluted).

The Company reported revenues of $89,935,000 for the three months ended September 30, 2018 compared to revenues for the three months ended September 30, 2017 of $83,752,000. The Company reported revenues of $263,127,000 for the nine months ended September 30, 2018 compared to revenues for the nine months ended September 30, 2017 of $237,829,000. The first nine months of 2017 included revenues from the run out of the Company's stop-loss segment with no comparable amounts in 2018.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are gratified that we are able to report an increase of 94% in our third quarter income per share. Management is optimistic about our future due to an expected increase in sales of short-term medical ("STM") during the current open enrollment period as a result of its longer permissible duration in many states, our improved infrastructure, and our enhanced product offerings. In the coming years, we believe there will be an even greater demand for our products as a result of (i) the lack of a penalty, beginning January 1, 2019, for individuals who do not have coverage that is compliant with the Affordable Care Act ("ACA"), (ii) the proposed rule recently released by the Departments of Health and Human Services, Treasury and Labor (the "Departments") which, if adopted, will provide a new way for employers to provide health insurance to their employees using health reimbursement arrangements ("HRA"), and (iii) guidance from the federal government that grants state governments more freedom, as a result of the expansion of the 1332 waiver programs, to implement new alternatives to ACA plans. The proposed rule is significant to IHC because it would allow employers of any size to attract and retain talent by offering their employees a strong package of benefits by utilizing a tax-advantaged HRA without having the administrative burden of offering group benefits to employees. Employees could use the funds to purchase individual medical coverage, including STM policies. In addition, we look forward to working with state regulators to use STM, or develop new IHC products, to meet the innovative ideas arising from the expanded 1332 waiver process.

We are recognized for our development of medical insurance products that provide affordable coverage alternatives for consumers who cannot afford ACA policies or need our supplemental products to cover their high deductibles on their ACA plans. In addition to increasing sales of STM, we believe that we will realize an increase in sales of our bundled offerings, including: MetalGap (affordable coverage for claims due to both accidents and critical illnesses), dental, vision, Rx discount card and telemedicine. We are particularly excited about the opportunity to increase sales of our Fusion product, coupling a fixed indemnity policy with a high deductible STM product, which provides both first dollar coverage for hospitalizations and peace of mind for large expenditures. We also recently introduced Connect Plus, which is a first-of-its-kind temporary medical plan providing coverage for certain pre-existing conditions of up to $25,000 to consumers who qualify, subject to a deductible and coinsurance. IHC's carriers distribute these products through co-branded arrangements with many of the largest health insurers and e-brokers in the country, as well as through IHC's own distribution channels and contracted local producers and call center agents.

In October 2018, the HealtheDeals division of IHC Specialty Benefits began supporting the members of a nationally recognized insurance, banking, and investment services provider serving millions of members and their families in selecting among a number of quality health insurance choices, including alternative health coverages underwritten by Independence American Insurance Company. In order to support these members, HealtheDeals has opened a new call center with licensed agents in Minneapolis, Minnesota and Milwaukee, Wisconsin. We have also enhanced our Direct-to-Consumer transactional website, www.HealtheDeals.com, and significantly increased our lead generation capabilities. As part of our vertically integrated platform, we are now able to generate leads, both organic and acquired, for our direct-to-consumer and career advisor distribution initiatives. These producers will then sell as directed by HealtheDeals, whether they are selling policies underwritten by IHC's carriers or unaffiliated insurers. We continue to value our national account and individual broker distributions, but by owning a substantial portion of our distribution, our agency is positioned to generate commission income by cross-selling IHC products. In 2019, we expect to expand our portfolio to include additional life, Medicare supplement and Medicare Advantage products from other highly rated insurance companies. Our call center and career advisor models are both highly scalable."

Mr. Thung added, "The proposed rule on using HRA funds to purchase STM policies, and the guidance on 1332 waivers should also help us in expanding our presence in the small group market, which is one of our top priorities in 2019 and is a larger market than the individual, non-subsidy eligible commercial market. Although small employers are not subject to the employer mandate, employers that wish to provide fully insured coverage to their employees have been forced to purchase expensive ACA-compliant plans. We believe that it is likely that some states will seek waivers to allow small employers to provide more innovative group policies, and IHC is again well positioned to develop new products for this underserved market. We have recently launched a new employer group online enrollment platform, which will take the burden off the human resource department of small businesses. It is designed to enroll not only IHC products, but also group plans from unaffiliated carriers.

Our book value increased from $28.98 at December 31, 2017 to $29.92 per share at September 30, 2018 despite the charge to stockholders' equity due to the impact on our bond portfolio of the sharp increase in interest rates. We have increased our dividend in each of the last four years, including a 50% increase to $.30 per share annually, as announced in April of this year. In the first nine months of 2018, IHC repurchased 129,521 shares at an average cost of $29.47 per share or $3.8 million. Subsequent to September 30, we have repurchased an additional 4,566 shares at an average cost of $35.02 per share. Our overall investment portfolio continues to be very highly rated (on average, AA) and has an effective duration of approximately four years. Finally, IHC has a substantial amount of free cash at the corporate level and excess capital in our insurance companies, and will continue to grow due to the substantial positive cash flow of the Company."

About The IHC Group

Independence Holding Company (NYSE: IHC), formed in 1980, is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries (Independence Holding Company and its subsidiaries collectively referred to as "The IHC Group"). The IHC Group consists of three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), and IHC Specialty Benefits, Inc., a technology-driven full-service marketing and distribution company that focuses on small employer and individual consumer products through general agents, telebrokerage, call centers, private label arrangements, and through the following brands: www.HealtheDeals.com; Health eDeals Advisors; www.PetPartners.com; and www.PetPlace.com.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
September 30, 2018
(In Thousands, Except Per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2018	2017	2018	2017
REVENUES:				
Premiums earned	$ 81,757	$ 75,639	$ 238,583	$ 210,507
Net investment income	3,611	4,403	10,214	12,414
Fee income	4,397	2,634	14,193	11,556
Other income	153	361	472	2,365
Net investment gains (losses)	17	715	(335)	987
	89,935	83,752	263,127	237,829
EXPENSES:				
Insurance benefits, claims and reserves	36,011	33,536	105,619	103,071
Selling, general and administrative expenses	41,021	42,337	126,057	115,404
	77,032	75,873	231,676	218,475
Income before income taxes	12,903	7,879	31,451	19,354
Income taxes (benefits)	2,860	2,666	7,518	(5,175)
Net income	10,043	5,213	23,933	24,529
(Income) loss from noncontrolling interests	(108)	16	(280)	(33)
NET INCOME ATTRIBUTABLE TO IHC	$ 9,935	$ 5,229	$ 23,653	$ 24,496
Basic income per common share	$ .67	$ .35	$ 1.60	$ 1.53
WEIGHTED AVERAGE SHARES OUTSTANDING	14,795	14,965	14,808	15,999
Diluted income per common share	$ .66	$ .34	$ 1.57	$ 1.50
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	15,109	15,274	15,104	16,287

As of November 2, 2018, there were 14,795,106 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	September 30, 2018	December 31, 2017
ASSETS:		
Investments:		
Short-term investments	$ 1,047	$ 50
Securities purchased under agreements to resell	18,025	10,269
Fixed maturities, available-for-sale	432,950	441,912
Equity securities	5,528	6,120
Other investments	17,511	18,547
Total investments	475,061	476,898
Cash and cash equivalents	25,620	26,465
Due and unpaid premiums	29,100	21,950
Due from reinsurers	371,540	380,593
Goodwill	50,697	50,697
Other assets	83,928	84,020
TOTAL ASSETS	$ 1,035,946	$ 1,040,623
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 158,168	$ 168,683
Future policy benefits	209,588	214,766
Funds on deposit	141,685	143,537
Unearned premiums	9,452	6,666
Other policyholders' funds	10,900	10,402
Due to reinsurers	4,855	3,808
Accounts payable, accruals and other liabilities	53,752	56,453
TOTAL LIABILITIES	588,400	604,315
Commitments and contingencies		
Redeemable noncontrolling interest	2,146	2,065
STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,625	18,625
Paid-in capital	125,279	124,538
Accumulated other comprehensive loss	(11,963)	(4,598)
Treasury stock, at cost	(66,918)	(63,404)
Retained earnings	377,848	356,383
TOTAL IHC STOCKHOLDERS' EQUITY	442,871	431,544
NONREDEEMABLE NONCONTROLLING INTERESTS	2,529	2,699
TOTAL EQUITY	445,400	434,243
TOTAL LIABILITIES AND EQUITY	$ 1,035,946	$ 1,040,623